EMI

RECEIVED

2007 JAN 23 A 7:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

12th January, 2007.

Attn: Filing Desk - Stop 1-4

07020453

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th January 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) a News Release, dated 12th January 2007, announcing:
- a restructuring programme which will generate £110m of incremental annual cost savings;
- Board and senior management changes;
- an update on current trading; and,
- a revised outlook for the Group reflecting both current trading and the impact of these new initiatives;

(b) an announcement, dated 12th January 2007, confirming that Barclays PLC has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 2007, held 37,385,454 shares, being 4.67% of the shares in issue; and,

(c) an announcement, dated 12th January 2007, confirming that Wellington Management Company, LLP has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 46,208,872 shares, being 5.78% of the shares in issue.

PROCESSED

JAN 25 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/07

12 January 2007

EMI GROUP plc

EMI today announces:

- **A restructuring programme which will generate £110m of incremental annual cost savings**
- **Board and senior management changes**
- **An update on current trading**
- **A revised outlook for the Group reflecting both current trading and the impact of these new initiatives**

Background

The global music market remains highly dynamic but also continues to prove to be a challenging environment in which to operate. The Company remains positive on the long term trends for the industry and in particular that there will be continued strong demand for digital music. However, to secure sustainable growth in underlying profits and cash flow, EMI will re-align its investment priorities and focus its resources in areas where it is positioned to make the best and most certain returns.

This will include:
- De-layering the Group's management structure to allow a more streamlined approach, particularly within the developing digital landscape
- Investing and operating in territories and business areas where superior, secure returns can be generated, and reducing exposure to territories and business areas in which these conditions are not satisfied
- Continuing expansion of the Group's presence across the music value chain
- Extracting revenue and cost synergies between recorded music and music publishing
- Strengthening EMI's digital and consumer marketing capabilities
- Pursuing partnerships which allow EMI to extract further leverage from its operating infrastructure (e.g. distribution and administration arrangements)

The Company believes that this will align EMI's business more closely to its operating environment, allow a continuing strong focus on artist and songwriter development, re-allocate resources to attractive growth areas, increase the level and certainty of overall return on investment, and significantly improve margins and the generation of free cash flow.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Board and senior management changes

Alain Levy, who has been Chairman and Chief Executive Officer of EMI Music since October 2001, is stepping down from the Board and both he and David Munns, Vice Chairman of EMI Music, will be leaving the Company with immediate effect. The Board thanks them both for their contribution to the business over the past five years.

Eric Nicoli, who has been Executive Chairman of EMI Group since July 1999, becomes Chief Executive Officer of EMI Group and, as part of this role, takes direct responsibility for the management of EMI Music, the Group's recorded music business.

John Gildersleeve, currently Non-executive Deputy Chairman of EMI Group and Senior Non-executive director, becomes Non-executive Chairman of EMI Group.

Martin Stewart continues as Chief Financial Officer of EMI Group and, as part of this role, takes direct responsibility for the management of the finance function of EMI Music.

Restructuring programme

As part of its focus on delivering higher and more certain returns on investment, the Group will significantly reduce the size of its cost base. This cost saving plan is expected to deliver £110m of annual savings across the Group (incremental to previously announced cost saving initiatives), with over half of these savings being reflected in the financial results for the year to 31 March 2008 and the full £110m reflected in the financial results for the year to 31 March 2009.

The significant majority of these cost savings will be achieved through the elimination of fixed costs with a small proportion resulting from a permanent reduction in the variable cost base. The initiatives will impact all regions in which EMI operates. The cost savings will be generated largely from EMI Music, with the remainder from EMI Music Publishing.

Specific fixed cost saving initiatives will include the reduction of front and back-office overhead and an increase in shared services in both divisions and across all regions. In addition there will be a significant reduction in central overheads at EMI Music and EMI Group.

The one-off cash cost of implementing the restructuring is expected to be no more than £150m. EMI has secured bank financing commitments with respect to both this entire amount and the recently announced purchase of the outstanding 45 percent minority interest in its Japanese subsidiary Toshiba-EMI.

In the context of these restructuring initiatives, the Company is reviewing its balance sheet. This will be completed by 31 March 2007 and it is expected to result in a non-cash charge being reported separately in the Group's 2006/07 income statement.

The cash flow generation of the business is expected to strengthen significantly when the gains from the cost savings are fully realised. In this context, the Board will continue to review the optimal capital structure for the Group.

Current trading

EMI Music's second half performance to date, in terms of revenues and profits, has been below prior expectations. This has resulted from weak market conditions, particularly over the Christmas period, and lower than expected sales from EMI Music's portfolio of second half releases to date.

EMI Music Publishing continues to perform in line with expectations.

Outlook

EMI Music's second half financial performance to date combined with the expectation of continuing weak market conditions, and the expected significant disruption to the business from the implementation of the restructuring initiatives outlined above, has led to a change in the outlook for the Group for the financial year ended 31 March 2007. As a result, EMI Music's full year revenues could decline, year on year, by approximately 6% to 10% on a constant currency basis.

The Group expects that disruption from the restructuring initiatives will continue into the early months of the following financial year, constraining revenue at EMI Music in the year to 31 March 2008, but expects to see a significant improvement in margins as cost savings are delivered.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

VIA PR NEWSWIRE DISCLOSE

ER 07/08

Regulatory News Service

12th January 2007

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 9th January 2007 and received by mail on 12th January 2007, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 2007, had an interest in 37,385,454 shares, being 4.67% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/09

Regulatory News Service

12th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax on 12th January 2007, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, had an interest in 46,208,872 shares, being 5.78% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231